Exhibit 99.1

Oddity Finance LLC Announces Proposed $350 Million Offering of 0% Exchangeable Senior Notes Due 2030

•	As of March 31, 2025, ODDITY had $257 million in cash, and an undrawn $200 million credit line
•	Capital raise gives ODDITY additional firepower to play offense and pursue future opportunities in a volatile world
•	A portion of the proceeds will be used to purchase a hedge overlay intended to offset any share dilution up to a cap expected to be at least a targeted 100% premium to the stock price at pricing
•	Proceeds of the offering are not needed to support the ongoing business

NEW YORK June 9, 2025 – Oddity Finance LLC (the “Issuer”), a wholly-owned indirect subsidiary of ODDITY Tech Ltd. (“ODDITY”) (NASDAQ: ODD), today announced that it intends to offer, subject to market conditions and other factors, $350 million aggregate principal amount of its exchangeable senior notes due 2030 (the “Notes”) in a private placement (the “Offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in each case, who are “Qualified Purchasers” as defined in Section (2)(a)(51)(A) under the US Investment Company Act of 1940, as amended (the “Investment Company Act”). The Issuer also intends to grant the initial purchasers of the Notes an option to purchase, within a 13-day period beginning on, and including, the first date on which the Notes are issued, up to an additional $50 million aggregate principal amount of Notes. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Issuer intends to use the net proceeds from the Offering for general corporate purposes. ODDITY has no imminent plans for material acquisitions at this time, but may use proceeds for strategic M&A in the future. In addition, a portion of the proceeds will be used to pay the cost of the capped call transaction described below. If the initial purchasers exercise their option to purchase additional Notes, the Issuer expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties (as defined below).

The Notes will be senior, unsecured obligations of the Issuer and will be fully and unconditionally guaranteed on a senior, unsecured basis by ODDITY and IM Pro Makeup NY L.P., a wholly owned subsidiary of ODDITY and the direct parent of the Issuer. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on June 15, 2030, unless earlier exchanged, redeemed or repurchased.

In connection with the pricing of the Notes, the Issuer expects to enter into capped call transactions with one or more of the initial purchasers thereof or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of ODDITY’s Class A ordinary shares initially underlying the Notes. The capped call transactions are expected generally to reduce the potential dilution to ODDITY’s Class A ordinary shares upon any exchange of the Notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of exchanged Notes, as the case may be, with such reduction and/or offset subject to a cap.

In connection with establishing their initial hedges of the capped call transactions, the Issuer expects the Option Counterparties or their respective affiliates will enter into various derivative transactions with respect to ODDITY’s Class A ordinary shares and/or purchase ODDITY’s Class A ordinary shares concurrently with or shortly after the pricing of the Notes, including with, or from, as the case may be, certain investors in the Notes. This activity could increase (or reduce the size of any decrease in) the market price of ODDITY’s Class A ordinary shares or the trading price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to ODDITY’s Class A ordinary shares and/or purchasing or selling ODDITY’s Class A ordinary shares or other securities of ODDITY in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and (x) are likely to do so during any observation period related to an exchange of the Notes or following any repurchase of the Notes in connection with any redemption or fundamental change and (y) are likely to do so following any other repurchase of the Notes, if the Issuer elects to unwind a corresponding portion of the capped call transactions in connection with such repurchase). This activity could also cause or avoid an increase or a decrease in the market price of ODDITY’s Class A ordinary shares or the Notes, which could affect a noteholder’s ability to exchange the Notes and, to the extent the activity occurs during any observation period related to an exchange of Notes, this could affect the amount and value of the consideration that a noteholder will receive upon exchange of its Notes.

The Notes will be exchangeable for cash up to the aggregate principal amount of the Notes to be exchanged and cash, ODDITY’s Class A ordinary shares or a combination of cash and Class A ordinary shares, at the Issuer’s election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Notes being exchanged. Prior to the close of business on the business day immediately preceding March 15, 2030, the Notes will be exchangeable at the option of the noteholders only upon the satisfaction of specified conditions and during certain periods. On or after March 15, 2030 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be exchangeable at the option of the noteholders at any time regardless of these conditions or periods.

The Issuer may not redeem the Notes prior to June 20, 2028. The Issuer may redeem for cash all or any portion of the Notes, at its option, on or after June 20, 2028, if the last reported sale price of the Class A ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day immediately preceding the date on which the Issuer provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Subject to certain conditions and exceptions, holders of the Notes will have the right to require the Issuer to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (to be defined in the indenture that will govern the Notes) at a repurchase price of 100% of their principal amount plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events or if the Issuer calls any Notes for redemption, the Issuer will, under certain circumstances, increase the exchange rate for noteholders who elect to exchange their Notes in connection with any such corporate event or exchange their Notes called for redemption during the related redemption period.

The Notes are being offered only to persons that are both reasonably believed to be qualified institutional buyers as defined in Rule 144A under the Securities Act and qualified purchasers as defined in the Investment Company Act. The Notes, the guarantees, and ODDITY’s Class A ordinary shares deliverable upon exchange of the Notes, if any, have not been, nor will be, registered under the Securities Act or the securities laws of any other jurisdiction, and the Issuer is not and will not be registered under the Investment Company Act. The Notes and the Class A ordinary shares deliverable upon exchange of the Notes are not transferable except in accordance with the transfer restrictions described in the offering memorandum relating to the Offering.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to current expectations and views of future events. These forward-looking statements include statements concerning the proposed terms of the Notes, capped call transactions, the completion, timing and size of the proposed Offering of the Notes and capped call transactions, the grant to the initial purchasers of the option to purchase additional Notes and the anticipated use of proceeds from the Offering. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect current views with respect to future events and are not a guarantee that future events will materialize as currently anticipated or at all. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents subsequently filed with or furnished to the SEC. These forward-looking statements reflect management’s current plans, intentions and expectations and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The Company serves approximately 60 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The Company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com